SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “Notice Regarding Share Repurchase”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Notice Regarding Share Repurchase

TOKYO, Japan —October 26— ORIX Corporation hereby announces that its Board of Directors has, pursuant to Article 34 of its Articles of Incorporation, in accordance with Article 459, paragraph 1 of the Companies Act, passed the following resolutions with regard to the matters provided in Article 156, paragraph 1 of the Companies Act concerning the share repurchase.

1.	Reason for Repurchase

To implement flexible capital management policy corresponding to changing business environment.

2.	Details of Share Repurchase

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 39,000,000 shares

(approx.2.97% of the total outstanding shares (excluding treasury shares))

(3)	Total amount of shares to be repurchased: Up to 50 billion yen

(4)	Repurchase Period: From October 27, 2016 to March 31, 2017

(5)	Method of share repurchase: Market purchases on the Tokyo Stock Exchange

(Reference)

Status of treasury shares as of September 30, 2016:

Total outstanding shares (excluding treasury shares): 1,311,209,977 shares

Treasury shares: 12,848,851 shares

*	The Company’s shares held through the Board Incentive Plan Trust (2,489,951 shares) are not included in the number of treasury shares.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 37 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”